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                                                                 Exhibit 8.2

                                   February 5, 1998

DBA Systems, Inc.
1200 S. Woody Burke Road
Melbourne, FL 32901-0550

Ladies and Gentlemen:

     We have acted as counsel to DBA Systems, Inc., a Florida corporation (the "Company") in connection with the transaction contemplated by the Agreement and Plan of Merger and Reorganization dated as of January 5, 1998 as amended (the "Reorganization Agreement") by and among The Titan Corporation, Inc. a Delaware corporation ("Parent"); Eagle Acquisition Sub, Inc. ("Merger Sub"), a Florida corporation and a wholly-owned subsidiary of Parent; and the Company (said transaction is hereinafter referred to as the "Merger"). This opinion is being delivered to you (i) for filing with the Securities and Exchange Commission in connection with the filing of the Prospectus/Joint Proxy Statement with respect to the Merger and (ii) in accordance with Section 8.7 of the Reorganization Agreement.

     Except as otherwise provided, capitalized terms used but not defined herein shall have the meanings set forth in the Reorganization Agreement. Unless otherwise indicated, all section references are to the Internal Revenue Code of 1986, as amended (the "Code").

     For the purpose of rendering this opinion, we have examined, and are relying upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in, the following documents (including all exhibits and schedules attached thereto):

     (a)  the Reorganization Agreement;

     (b) those certain tax representation letters dated February 5, 1998 delivered to us by Parent, Merger Sub and the Company containing certain representations of Parent, Merger Sub and the Company (the "Tax Representation Letters");

     (c) those certain continuity of interest certificates signed by certain shareholders of the Company; and

     (d) such other instruments and documents related to the formation, organization and operation of Parent, Merger Sub and the Company and related to the consummation of the Merger and the other transactions contemplated by the Reorganization Agreement as we have deemed necessary or appropriate.


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DBA Systems, Inc.
February 5, 1998
Page 2

     Based on our examination of the foregoing items and subject to the limitations, qualifications, assumptions and caveats set forth herein, we are of the opinion that:

     1. For federal income tax purposes, the Merger will be a reorganization within the meaning of Section 368(a)(1) of the Code, if the "continuity of interest" condition is satisfied; however, as discussed below, because an approximately 9% shareholder of the Company has not provided representation as to whether she has knowledge of any plan of the Company's shareholders to dispose of a substantial portion of the Parent stock, it is uncertain that the continuity of interest condition will be satisfied.

     2. The portion of the Prospectus/Joint Proxy Statement captioned "Certain Federal Income Tax Matters" (in the Section titled "APPROVAL OF THE MERGER AND RELATED TRANSACTIONS") accurately describes the material federal income tax consequences of the Merger to a Company shareholder.

     In connection with rendering this opinion, we have assumed (without any independent investigation or review thereof) that:

     1. Original documents submitted to us (including signatures thereto) are authentic, documents submitted to us as copies conform to the original documents, and that all such documents have been (or will be by the Effective
Time) duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof;

     2. All representations, warranties and statements made or agreed to by Parent, Merger Sub and the Company, their managements, employees, officers, directors and shareholders in connection with the Merger, including, but not limited to, those set forth in the Reorganization Agreement (including the exhibits thereto) and the Tax Representation Letters are true and accurate at all relevant times;

     3. All covenants contained in the Reorganization Agreement (including exhibits thereto) and the Tax Representation Letters are performed without waiver or breach of any material provision thereof;

     4. Any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification; and

     5. The opinion letter from Cooley Godward LLP to Parent and Merger Sub relating to the classification of the Merger as a reorganization described in
Section 368(a)(1) and to be filed with the Registration Statement has been delivered and has not been withdrawn.

     CONTINUITY OF INTEREST. A transaction will not qualify as a reorganization described in Section 368(a)(1) (a "Tax free Reorganization") unless the shareholders of the acquired

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DBA Systems, Inc.
February 5, 1998
Page 3

corporation (in this case the shareholders of the Company) convert a significant portion of their investment in the stock of the acquired corporation into a proprietary interest in the acquiring corporation (that is, Parent stock). The law does not clearly specify the percentage of the acquired corporation's shareholder's equity investment which must be
converted into an equity investment in the acquiring corporation.   The IRS
has required 50% as a condition for issuing advance rulings that a transaction will be treated as a Tax Free Reorganization; however, there is some limited judicial authority which indicates as little as 40% is sufficient.

     The law is similarly unclear as to the period of time, if any, during which the shareholders of the acquired corporation must continue to hold their proprietary interest in the acquiring corporation. The IRS has traditionally taken the position (which there is judicial authority to support) that the continuity of interest condition is not satisfied if, at the time the transaction occurs, shareholders of the acquired corporation plan or intend to dispose of an amount of acquiring corporation's stock which would cause the shareholders of the acquired corporation to fail to hold a significant portion of the consideration received for the acquired corporation's stock in the form of stock of the acquiring corporation. As a condition to issuing an advance ruling that a transaction will qualify as a Tax Free Reorganization, the IRS has required (i) representations from the managements of both the acquired and acquiring corporations that they know of no plan or intention on the part of the shareholders of the acquired corporation to sell an amount of the acquiring corporation's stock it would cause the shareholders of the acquired corporation to hold less than 50% of their consideration for the acquired corporation's stock in the form of stock of the acquiring corporation and (ii) a representation from each major shareholder (defined, in the case of a publicly-traded corporation such as the Company, as any shareholder owning 5% or more of the acquired corporation's stock) that they are not aware of any such plan or intention.

     On January 23, 1998, the IRS issued a final regulation which provides, in substance, that the continuity of interest test is met if (i) the shareholders of the acquired corporation receive a substantial portion of their consideration in the form of stock of the acquiring corporation and (ii) there is no formal or informal agreement or understanding for the shareholders of the acquired corporation to sell to the acquiring corporation (or parties related to the acquiring corporation) an amount of acquiring corporation stock which would cause the acquired corporation's shareholders to hold less than a substantial portion of the consideration they received for the acquired corporation's stock in the form of stock of the acquiring corporation. However, the regulation only applies to transactions which (i) occur after January 28, 1998 and (ii) are not consummated pursuant to a written agreement which was in effect on January 28, 1998. Because the Reorganization Agreement was signed on January 5, 1998, the new regulation does not apply to the Merger.

     There are two persons who own more than 5% of the Company's outstanding shares ("5% Shareholders"). One owns approximately 25% of the outstanding shares; the other owns

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DBA Systems, Inc.
February 5, 1998
Page 4

approximately 9%. While neither of the 5% Shareholders has indicated that he or she has a plan or intention to dispose of a substantial portion of the shares of Parent stock to be received in the Merger, to date only the 25% shareholder has been willing to provide a written representation that he is not aware of any plan or intention of the Company shareholders to dispose of an amount of Parent stock which would cause the Company shareholders to own Parent stock with a value which was less than 50% of the consideration paid for the Company shares in the Merger.

     In the absence of such a written representation from the 9% shareholder, we cannot state that the continuity of interest test will be satisfied. Specifically, if Company shareholders were to sell over a short period of time (say less than two years) more than 50% of the Parent shares received in the Merger, the Internal Revenue Service might challenge the Tax Free Reorganization status of the transaction on the grounds that the sales were pursuant to plans or intentions to sell which existed at the time of the Merger. Whether such a challenge would be successful would depend on, among other things, (i) the evidence, if any, that the Company shareholders had such plans or intentions to sell at the time of the Merger and (ii) the percentage of the stock actually disposed of (as noted above, there is judicial authority for the position that 40% continuing proprietary interest is sufficient to satisfy the continuity of interest condition).

     This opinion does not address the various state, local or foreign tax consequences that may result from the Merger or the other transactions contemplated by the Reorganization Agreement. In addition, no opinion is expressed as to any federal income tax consequence of the Merger or the other transactions contemplated by the Reorganization Agreement except as specifically set forth herein, and this opinion may not be relied upon except with respect to the consequences specifically discussed herein.

     No opinion is expressed as to any transaction other than the Merger as described in the Reorganization Agreement, or as to any other transaction whatsoever, including the Merger, if all of the transactions described in the Reorganization Agreement are not consummated in accordance with the terms of the Reorganization Agreement and without waiver of any material provision thereof. To the extent that any of the representations, warranties, statements and assumptions material to our opinion and upon which we have relied are not accurate and complete in all material respects at all relevant times, our opinion would be adversely affected and should not be relied upon.

     This opinion only represents our best judgment as to the federal income tax consequences of the Merger and is not binding on the Internal Revenue Service or any court of law, tribunal, administrative agency or other governmental body. The conclusions are based on the Code, existing judicial decisions, administration regulations and published rulings. No assurance can be given that future legislative, judicial or administrative changes or interpretations would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, by rendering this

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DBA Systems, Inc.
February 5, 1998
Page 5

opinion, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws.

     This opinion is being delivered in connection with the filing of the Registration Statement and the consummation of the Merger. It is intended for the benefit of Parent, Merger Sub, the Company and their respective shareholders for purposes of evaluating the transaction and may not be relied upon or utilized for any other purpose or by any other person and may not be made available to any other person without our prior written consent.

     We hereby consent to the reference to our firm in the Prospectus/Joint Proxy Statement under the caption "Certain Federal Income Tax Matters".

                         Very truly yours,

                         /s/ ARENT FOX KINTNER PLOTKIN & KAHN, PLLC

                         ARENT FOX KINTNER PLOTKIN & KAHN, PLLC